Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 15, 2007

Relating to Prospectus dated November 14, 2007

Registration No. 333-146588

5,000,000 Shares

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	ATP Oil & Gas Corporation

Ticker / Exchange:	ATPG / The Nasdaq Global Market

Offering size:	5,000,000 shares to be sold by ATP

Over-allotment option:	15%, or 750,000 shares, to be sold by T. Paul Bulmahn, the selling shareholder

Common stock outstanding after offering:	35,632,351 shares

Public offering price:	$47.00 per share

Price to ATP and T. Paul Bulmahn:	$45.355 per share

Net proceeds to ATP:

We will receive net proceeds of approximately $226 million after deducting the underwriting discount and estimated offering expenses payable by us. We are required to offer to our lenders approximately $56 million (or 25%) of the net proceeds from this offering to prepay outstanding indebtedness under our Third Amended and Restated Credit Agreement dated December 28, 2006, as amended by Amendment No. 1 and Agreement dated March 23, 2007, with Credit Suisse, as administrative agent for the lenders. Each lender has the right to reject its share of the mandatory prepayment, and any declined proceeds must then be reoffered to those lenders that have accepted their share of the mandatory prepayment; we may retain any remaining declined proceeds. We intend to use the remaining net proceeds from this offering to fund capital expenditures related to our drilling and development activities, including a potential second MinDOC at our Telemark Hub and potential new wells at Wenlock, Canyon Express Hub and Green Canyon 37, and for general corporate purposes. We will not receive any of the net proceeds from the sale of shares by T. Paul Bulmahn if the underwriters exercise their over-allotment option.

Lock-up Agreements:

In connection with the offering, ATP’s officers and directors have agreed not sell or otherwise transfer or dispose of shares of ATP common stock owned by them for a period of 90 days after the date of this issuer free writing prospectus, other than (i) bona fide gifts, intra family transfers and transfers related to estate planning matters, and (ii) for all officers and directors other than Mr. Bulmahn, who has agreed that he will sell shares during such 90-day period only in connection with the over-allotment option, not more than 250,000 shares in the aggregate.

Trade date:	November 15, 2007

Settlement date:	November 20, 2007

Joint book-running managers:	Howard Weil Incorporated and Johnson Rice & Company L.L.C.

Selling Shareholder

The following table presents information regarding the beneficial ownership of our common stock by T. Paul Bulmahn, founder, President and Chairman of ATP and the selling shareholder in this offering. Based on SEC filings, Mr. Bulmahn is and, assuming the exercise of the underwriters’ over-allotment option in full, after the offering will be, the owner of record of the largest percentage of ATP’s outstanding common stock. As of November 14, 2007, 30,632,351 shares of common stock were issued and outstanding.

	Beneficial Ownership Prior to Offering		Shares Offered Pursuant to Over- allotment Option	Beneficial Ownership After Offering (Assuming Full Exercise of Over-allotment Option)
Name	Number(2)	Percentage(1)		Number	Percentage(1)
T. Paul Bulmahn	7,030,474	23.0%	750,000	6,280,474	17.6%

(1)	Includes beneficial ownership of 94,104 restricted shares of common stock.
(2)	See “Risk Factors—Members of our management team own a significant amount of common stock giving them influence or control in corporate transactions and other matters, and the interests of these individuals could differ from those of our other stockholders” included in the prospectus dated November 14, 2007.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-443-5924.